

Mail Stop 3561

April 19, 2017

Robert J. Adams
Chief Financial Officer
ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

> **Re: ALLETE, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-03548**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Statement of Income, page 72

1. We note sales of products and services by ALLETE Clean Energy, U.S. Water Services and Corporate and other aggregated 25%, 33% and 12% for 2016, 2015 and 2014, respectively. Please tell us your consideration of separately disclosing the following: Revenues from public utilities; Net sales of tangible products; Revenues from services; Other revenues; Operating expenses of public utilities; Cost of tangible goods sold; Cost of services; and expenses applicable to other revenues. Refer to Rule 5-03(b) of Regulation S-X.

Note 10. Short-Term and Long-Term Debt
Financial Covenants, page 107

2. Please expand your disclosure to state the amount of retained earnings or net income restricted or free of restrictions with regard to the payment of dividends. Refer to Rule 4-08(e)(1) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Steven W. Morris
      Chief Accounting Officer